SEC File Number 001-35232

CUSIP Number 930427109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

WageWorks, Inc.

Full Name of Registrant

Former Name if Applicable

1100 Park Place, 4th Floor

Address of Principal Executive Office (Street and Number)

San Mateo, California 94403

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

WageWorks, Inc. (the “Company”) is unable to file its quarterly report on Form 10-Q for the quarter ended September 30, 2018 within the prescribed time period without unreasonable effort or expense.

The Company has not yet completed its final determination and review of its financial statements and internal controls over financial reporting for the fiscal year ended December 31, 2017. As previously announced, Company’s Board of Directors (the “Board”) concluded that certain financial statements for periods in 2016 and 2017 should be restated and should no longer be relied upon. The determination was made upon the recommendation of the audit committee (the “Audit Committee”) of the Board, as a result of its independent investigation of the Company’s accounting practices, financial statement reporting and internal control over financial reporting for fiscal 2016 and 2017, and after consultation with the Company’s independent auditors and management team. As part of the restatement process, the Company is continuing to assess the adjustments to its financial statements.

As previously reported, the Company expects to report material weaknesses in its internal control over financial reporting as of December 31, 2017 related to managing change and assessing risk in the areas of non-routine and complex transactions, tone at the top, and commitment to competencies in the areas of non-routine and complex transactions. As a result of the material weaknesses, the Board, upon recommendation of the Audit Committee, concluded that the Company’s internal control over financial reporting and disclosure controls and procedures were ineffective as of December 31, 2017. Additional material weaknesses may be identified and the scope of financial items or periods required to be restated may be broadened.

As previously reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 6, 2018, the Board formed a Special Committee of directors to carry out an independent investigation and review the procedures, scope and findings of the Audit Committee’s investigation. The Special Committee investigation is ongoing and there may be other actions taken based, at least in part, on information from the investigation and may ultimately identify other accounting issues, further material weaknesses, and/or require the restatement of other Company financial statements for previous periods. The Company also engaged BDO USA, LLP to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018, as well as with respect to the preparation of the Form 10-K for the year ended December 31, 2017, including the restatement of the Company’s financial statements for the quarterly and year-to-date periods ended March 31, June 30 and September 30, 2017. The Company engaged Macias, Gini & O’Connell LLP to serve as the Company’s auditor with respect to the restatement of the Company’s financial statements for the quarterly and year-to-date periods ended June 30 and September 30, 2016 and the year ended December 31, 2016.

As a result of these events and related matters, as previously disclosed, the Company has experienced a delay in the completion of its financial statements, Management’s Discussion and Analysis of Financial Condition and Results of Operations and other related components of the Third Quarter Quarterly Report and does not currently expect to file its quarterly report on Form 10-Q by the prescribed due date allowed pursuant to Rule 12b-25. The Company is working to complete the preparation of its financial statements for the fiscal quarters ended September 30, 2018, June 30, 2018 and March 31, 2018, as well as its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, including the restated 2016 financial statements, as soon as practicable.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ismail Dawood	(650)	577-5200
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and Quarterly Reports on Form 10-Q for the quarters ended June 30, 2018 and March 31, 2018 have not yet been filed.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

WageWorks, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2018	By:	/s/ Ismail Dawood
	Name:	Ismail Dawood
	Title:	Chief Financial Officer